FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015
Commission File Number 000-24876

TELUS CORPORATION

(Translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                            No ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

Incorporation by Reference

This report on Form 6-K and the exhibits hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-161320) and registration statement on Form F-3 (File No. 333-162944) of TELUS Corporation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Monique Mercier
	Name:	Monique Mercier
	Title:	EVP - Chief Legal Officer and
Corporate Secretary

Date: November 5, 2015

Exhibit Index

Exhibit Number	Description of Document

99.1	Consolidated Financial Statements
99.2	Management’s Discussion and Analysis